Exhibit 3.1

AMENDMENT NO. 5

TO THE

SECOND AMENDED AND RESTATED BY-LAWS

OF

EMPIRE RESORTS, INC.

DATED SEPTEMBER 8, 2010

Section 3.1 of ARTICLE III of the Second Amended and Restated By-Laws of Empire Resorts, Inc. (the “By-Laws”) is hereby amended and restated so that the last sentence of this section reads as follows:

“SECTION 3.1.          ELECTION; QUALIFICATION.  The officers of the Corporation shall be a Chief Executive Officer, a President, one or more Vice Presidents, a Secretary and a Treasurer, each of whom shall be selected by the Board of Directors.  The Board of Directors may elect a Controller, one or more Assistant Secretaries, one or more Assistant Treasurers, one or more Assistant Controllers and such other officers as it may from time to time determine.  Two or more offices may be held by the same person.”

Section 3.7 of ARTICLE III of the By-Laws is hereby amended and restated so that the last sentence of this section reads as follows:

“SECTION 3.7.          CHAIRMAN OF THE BOARD.  The Chairman of the Board shall be the chairman of all meetings of the Board of Directors.  He shall keep in close touch with the administration of the affairs of the Corporation and supervise its general policies.  He shall see that the acts of the executive officers conform to the policies of the Corporation as determined by the Board and shall perform such other duties as may from time to time be designated to him by the Board.”